Frederic Dorwart, Lawyers PLLC

Attorneys at Law

Old City Hall	Telephone (918) 583-9922
124 East Fourth Street	Facsimile (918) 584-2729
Tulsa, Oklahoma 74103

MEMORANDUM

date:	January 31, 2024

subject:	Responses to Comments from SEC regarding Sarbanes-Oxley Act Review of the Cavanal Hill Funds (“CHF”)

from:	Jacob Calvani, Frederic Dorwart, Lawyers, Fund Counsel

to:	John Kernan, Securities Exchange Commission (“SEC”)

cc:	Bill King, Cheryl Briggs, Matthew Stephani

The following comments were provided by Mr. John Kernan in a phone conversation with Jacob Calvani, Legal Counsel to CHF, on January 5, 2024. Please see CHF’s responses to the comments and let us know if you have any further questions.

Comment #1: Please explain the basis for the year over year increase in trust-level professional fees from approximately $483,000 to $688,000 for the fiscal years ended August 31, 2022, and August 31, 2023, respectively. In your response, please provide details of any fees incurred for legal services provided in relation to fund liquidations and confirm the parties responsible for their payment.

Fund Response: Professional fees are comprised of audit fees charged by KPMG LLP, fees charged by counsel to CHF, Frederic Dorwart, Lawyers PLLC (“FDL), and fees charged by counsel to the independent trustees, McAfee & Taft, an Oklahoma Professional Corporation. Generally, fees have increased year over year in accordance with general economic trends, resulting in a higher amount of fees paid annually. Additionally, CHF evaluated its product lineup for long-term cost savings in response to the SEC’s Tailored Shareholder Reporting requirements, which prompted many changes to CHF’s products offerings, including liquidating the Mid Cap Diverse Leadership Fund and the Service Class Shares of the U.S. Treasury Fund, along with eliminating certain 12b-1 waivers previously applicable to the Premier and Administrative Share Classes of the Government Securities Money Market Fund. Finally, an invoice timing difference resulted in certain professional fees being paid in 2023 for work performed in 2022.

CHF paid approximated $20,000 in legal fees in connection with fund and share class liquidations and other related potential fund actions for the fiscal year ended August 31, 2023. For example, included in this figure are legal fees incurred in connection with discussions and legal research conducted in connection with a potential conversion of all C Shares to Investor Shares. This conversion ultimately did not occur. However, discussions regarding these potential changes led to conversations contemplating a merger of the Opportunistic Fund, which ultimately led to the liquidation of the Opportunistic Fund shortly after the fiscal year ended August 31, 2023. CHF paid such fees directly.

Comment #2: Staff notes that approximately 91% of the total amount of professional fees incurred across the entire trust was allocated to the two money market funds for the fiscal year ended August 31, 2023. Please confirm the expense allocation methodology used to allocate these expenses to the funds and describe the factors considered by fund management and the Board in determining the appropriateness and fairness of these allocation methodologies citing US GAAP and other applicable accounting and regulatory guidance. In your response, please confirm that audit fees are being accrued in accordance with the terms of the audit engagement agreement, and also explain the primary basis for the approximately $28,000 reduction in total audit fees reported in Item 4 of Form N-CSR. To the extent that the decrease in total audit fees is primarily attributable to the reduction in funds under audit due to the liquidation of the Mid Cap Diverse Leadership Fund, please reconcile the total fee reduction with the $568 of professional fees charged to Mid Cap Diverse Leadership Fund during the fiscal year ended August 31, 2022, and also reconcile the average audit fee per fund of approximately $14,000 based upon information reported in Item 4 of Form N-CSR with the lower amount accrued in certain funds (6 of the 10 funds accrued professional fees ranging from $2000 to $9000).

Fund Response:

Expense Allocation Methodology

Consistent with the policy stated in the footnotes to CHF’s financial statements, CHF allocates expenses that directly relate to a specific fund in the trust, directly to that fund. Other operating expenses of the funds are prorated to each fund on the basis of relative net assets or another appropriate method. Audit fees are estimated and proposed by considering the fund complex as a whole and CHF management has determined that allocation based on relative net assets is an appropriate method for allocating audit fees and has consistently applied this allocation methodology. Audit fees are accrued in accordance with the terms of the audit engagement agreement.

Audit Fee Reduction

The reduction in audit fees from fiscal year 2022 to fiscal year 2023 is a result of the liquidation of the Mid Cap Diverse Leadership Fund as well as a renegotiation of the total audit fees for 2023.  The Mid Cap Diverse Leadership Fund, specifically, was closed during the 2023 fiscal year and did not undergo an audit for fiscal year 2023, therefore the audit fees for that fund were significantly reduced for that year.

If you have any questions or additional comments, please call me at the number set forth above.

/s/ Jacob Calvani